SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 13D/A

(Rule 13d-101)

Under the Securities Exchange Act of 1934

(Amendment No. 13)

Enable Midstream Partners, LP

(Name of Issuer)

Common Units Representing Limited Partner Interests

(Title of Class of Securities)

292480100

(CUSIP Number)

Monica Karuturi

1111 Louisiana

Houston, Texas 77002

(713) 207-1111

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

December 2, 2021

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 292480100

1	NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON CenterPoint Energy, Inc. 74-0694415
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS N/A (please see Item 3)
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Texas

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 0
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11 0%
14	TYPE OF REPORTING PERSON HC; CO

CUSIP No. 292480100

1	NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON CenterPoint Energy Midstream, Inc. 83-1094103
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS N/A (please see Item 3)
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 0
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11 0%
14	TYPE OF REPORTING PERSON CO

Explanatory Note: This Amendment No. 13 (this “Amendment”) amends and supplements the Statement on Schedule 13D filed on June 9, 2014, as amended by Amendment No. 1 on Schedule 13D/A filed on February 1, 2016, Amendment No. 2 on Schedule 13D/A filed on February 22, 2016, Amendment No. 3 on Schedule 13D/A filed on July 21, 2016, Amendment No. 4 on Schedule 13D/A filed on November 30, 2016, Amendment No. 5 on Schedule 13D/A filed on July 18, 2017, Amendment No. 6 on Schedule 13D/A filed on August 4, 2017, Amendment No. 7 on Schedule 13D/A filed on August 30, 2017, Amendment No. 8 on Schedule 13D/A filed on February 27, 2018, Amendment No. 9 on Schedule 13D/A filed on September 10, 2018 (“Amendment No. 9”), Amendment No. 10 on Schedule 13D/A filed on August 5, 2019, Amendment No. 11 on Schedule 13D/A filed on December 4, 2020 and Amendment No. 12 on Schedule 13D/A filed on February 23, 2021 (as previously amended, the “Original Schedule 13D,” and as further amended by this Amendment, the “Schedule 13D/A”), with the Securities and Exchange Commission (the “Commission”) relating to the limited partner interests in Enable Midstream Partners, LP, a Delaware limited partnership (the “Issuer” or “Partnership”). Prior to Amendment No. 9 filed jointly by CenterPoint Energy, Inc., a Texas corporation (“CenterPoint”), and CenterPoint Energy Midstream, Inc., a Delaware Corporation (“CNP Midstream”), the Original Schedule 13D was filed jointly by CenterPoint and CenterPoint Energy Resources Corp., a Delaware corporation (“CERC”). Unless set forth below, all previous Items of the Original Schedule 13D are unchanged. Capitalized terms used herein which are not defined herein have the meanings set forth in the Original Schedule 13D.

Item 4. Purposes of Transactions

Item 4 of the Schedule 13D is hereby amended and supplemented with the following additional disclosures:

Completion of the Partnership Merger

On February 16, 2021, the Partnership entered into an Agreement and Plan of Merger (the “Merger Agreement”) with Energy Transfer LP, a Delaware limited partnership (“Energy Transfer”), Elk Merger Sub LLC, a Delaware limited liability company and a direct wholly owned subsidiary of Energy Transfer (“Merger Sub”), Elk GP Merger Sub LLC, a Delaware limited liability company and a direct wholly owned subsidiary of Energy Transfer (“GP Merger Sub” and, together with Energy Transfer and Merger Sub, the “Energy Transfer Parties”), the General Partner of the Partnership (the “General Partner” and, together with the Partnership, the “Enable Parties”), and, solely for the purposes of Section 2.1(a)(i) therein, LE GP, LLC, a Delaware limited liability company and sole general partner of Energy Transfer (“Energy Transfer GP”), and solely for the purposes of Section 1.1(b)(i) therein, CenterPoint.

On December 2, 2021, the Partnership completed its previously announced merger with Energy Transfer. Pursuant to the terms of the Merger Agreement, on December 2, 2021, (i) Merger Sub merged with and into the Partnership (the “LP Merger”), with the Partnership surviving the LP Merger as a wholly owned subsidiary of Energy Transfer, (ii) GP Merger Sub merged with and into the General Partner (the “GP Merger” and, together with the LP Merger, the “Mergers”), with the General Partner surviving the GP Merger as a direct wholly owned subsidiary of Energy Transfer and (iii) CenterPoint contributed, assigned, transferred, conveyed and delivered to Energy Transfer, and Energy Transfer acquired, assumed, accepted and received from CenterPoint, all of CenterPoint’s right, title and interest in each 10% Series A Fixed-to-Floating Non-Cumulative Redeemable Perpetual Preferred Unit representing a limited partner interest in the Partnership (the “Series A Preferred Units”) issued and outstanding in exchange for 0.0265 newly issued 7.125% Series G Fixed-Rate Reset Cumulative Redeemable Perpetual Preferred Units of Energy Transfer (the “Energy Transfer Series G Preferred Units”).

Pursuant to the terms of the Merger Agreement, on December 2, 2021, (i) Energy Transfer acquired 100% of the Partnership’s outstanding equity interests, resulting in the exchange of common units representing limited partner interests (the “Common Units”) of the Partnership owned by CenterPoint at the transaction exchange ratio of 0.8595x Energy Transfer common units for each Common Unit, (ii) CenterPoint received $5 million in cash in exchange for its interest in the General Partner and (iii) CenterPoint received approximately $385 million (liquidation preference) of Energy Transfer Series G Preferred Units in exchange for the Series A Preferred Units owned by CenterPoint.

The foregoing description of the Mergers does not purport to be complete and is qualified in its entirety by reference to the full text of the Merger Agreement, a copy of which was filed as Exhibit 2.1 to the Current Report on Form 8-K filed by the Partnership with the SEC on February 17, 2021 and is incorporated herein by reference.

Item 5. Interest in Securities of the Issuer

Item 5 of Schedule 13D is hereby amended and supplemented with the following additional disclosures:

The information contained in rows 7, 8, 9, 10, 11 and 13 on the cover pages of this Amendment No. 13 and in Item 4 of this Schedule 13D is hereby incorporated by reference.

As a result of the Mergers described in Item 4 of this Schedule 13D, the Reporting Persons ceased to beneficially own any Common Units or Series A Preferred Units as of December 2, 2021.

SIGNATURE

After reasonable inquiry and to the best of the knowledge and belief of the undersigned, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: December 3, 2021

CENTERPOINT ENERGY, INC.		CENTERPOINT ENERGY MIDSTREAM, INC.

By:	/s/ Monica Karuturi	By:	/s/ Monica Karuturi
Name:	Monica Karuturi	Name:	Monica Karuturi
Title:	Senior Vice President and General Counsel	Title:	Senior Vice President and General Counsel